Exhibit 99.1

Ctrip to Hold 2016 Annual General Meeting on December 21, 2016

Shanghai, December 08, 2016 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced that it will hold its 2016 annual general meeting of shareholders at Building 16, Sky SOHO, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, at 16:00 Shanghai/Hong Kong Time on December 21, 2016. No proposal will be submitted to shareholders for approval at the meeting. Instead, the meeting will serve as an open forum for shareholders and beneficial owners of the company’s American depositary shares (“ADSs”) to discuss company affairs with management. Holders of record of ordinary shares of the company at the close of business on December 9, 2016 are entitled to receive notice of and attend the annual general meeting or any adjournment or postponement thereof in person. Beneficial owners of the company’s ADSs are welcome to attend the meeting in person.

The notice of the annual general meeting is available on the Investor Relations section of the company’s website at http://ir.ctrip.com. Ctrip has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2015, with the U.S. Securities and Exchange Commission. Ctrip’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. Shareholders and ADS holders may request a hard copy of the company’s annual report, free of charge, by contacting Investors Relations Department, Ctrip.com International, Ltd., Building 16, Sky SOHO, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, or by email to iremail@ctrip.com.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12300

Email: iremail@ctrip.com